EXHIBIT II

SECOND AMENDMENT TO SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF CAPITAL PRODUCT PARTNERS L.P.

THIS SECOND AMENDMENT, dated as of May 22, 2012 (this “Amendment”), to the Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. (the “Partnership”), dated as of February 22, 2010, as amended (the “LP Agreement”), is entered into by the Partnership.

WHEREAS, the LP Agreement provides that the Partnership may issue additional Partnership Securities for any Partnership purpose, at any time and from time to time, to such Persons for such consideration and on such terms and conditions as the Board of Directors may determine;

WHEREAS, the Board of Directors has determined that the creation, authorization and issuance of the Class B Convertible Preferred Units (as defined below) is advisable and in the best interests of the Partnership;

WHEREAS, the Board of Directors has determined that the creation and issuance of the Class B Convertible Preferred Units complies with the requirements of the LP Agreement; and

WHEREAS, the Board of Directors has determined that the amendments to the LP Agreement set forth herein are necessary and appropriate in connection with the creation, authorization and issuance of the Class B Convertible Preferred Units.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows, intending to be legally bound hereby:

1.	Amendments to the LP Agreement.

1.1          Section 1.1 of the LP Agreement is hereby amended to add, or in the case of existing definitions to amend and restate in their entirety the following definitions:

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a)           the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b)           the amount of any cash reserves established by the Board of Directors to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for distributions under Sections 5.10(b), 6.2 or 6.3 in respect of any one or more of the next four Quarters; provided, however, that the Board of Directors may not establish cash reserves pursuant to clause (b)(iii) above (A) in respect of the Class B Convertible Preferred Units, if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate on all Class B Convertible Preferred Units, plus any Cumulative Class B Convertible Preferred Unit Arrearage on all Class B Convertible Preferred Units, with respect to such Quarter or (B) in respect of the Common Units if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate on all Class B Convertible Preferred Units and the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided, further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the Board of Directors so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means the up to eight-member board of directors of the Partnership, composed of Appointed Directors and Elected Directors appointed or elected, as the case may be, in accordance with the provisions of Article VII and a majority of whom are not United States citizens or residents, which, pursuant to and in accordance with the terms of this Agreement, oversees and directs the operations, management and policies of the Partnership; provided, however, that if there is a Voting Rights Triggering Event, it means the up to nine-member board of directors of the Partnership, composed of Appointed Directors and Elected Directors appointed or elected, as the case may be, in accordance with the provisions of Article VII. The Board of Directors shall constitute a committee within the meaning of Section 30(2)(g) of the Marshall Islands Act.

“Cash Event” has the meaning assigned to such term in Section 5.10(b)(xii)(A).

“Cash Consideration” has the meaning assigned to such term in Section 5.10(b)(xii)(A).

“Certificate” means (a) with respect to the Common Units, a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global or book entry form in accordance with the rules and regulations of the Depositary, or (iii) in such other form as may be adopted by the Board of Directors, issued by the Partnership evidencing ownership of one or more Common Units; (b) with respect to the Class B Convertible Preferred Units, (i) a certificate substantially in the form of Exhibit B to this Agreement, (ii) issued in global or book entry form, or (iii) in such form as may be adopted by the Board of Directors, issued in accordance with Section 5.10(b)(viii) and evidencing ownership of one or more Class B Convertible Preferred Units; or (c) a certificate, in such form as may be adopted by the Board of Directors, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

“Change of Control” shall occur if (a) the current ultimate beneficial owner of the limited liability company interests of the General Partner ceases to be the ultimate beneficial owner of the largest number of limited liability company interests (excluding any reputable financial institution maintaining a passive investment interest) of the General Partner and ceases to have executive control in the management of the owner of the General Partner; or (b) the General Partner, or any Affiliate thereof, would cease to be the general partner of the Partnership.

“Class B Convertible Preferred Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Class B Convertible Preferred Units in this Agreement. The term “Class B Convertible Preferred Unit” does not refer to a Common Unit prior to the conversion of a Class B Convertible Preferred Unit into a Common Unit pursuant to the terms hereof.

“Class B Convertible Preferred Unit Arrearage” as of the end of any Quarter means, with respect to any Class B Convertible Preferred Unit, whenever issued, the excess, if any, of (a) the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate with respect to a Class B Convertible Preferred Unit in respect of such Quarter over (b) the sum of all Available Cash actually distributed with respect to a Class B Convertible Preferred Unit in respect of such Quarter pursuant to Section 5.10(b)(ii)(A)(xi).

“Class B Convertible Preferred Unit Conversion Date” means, with respect to any Class B Convertible Preferred Unit:

(a)           pursuant to the Holder Conversion Right, the time immediately prior to the close of business on the date on which a Certificate representing such Class B Convertible Preferred Unit and a duly signed Holder Conversion Notice have been received by the Partnership; and

(b)           pursuant to the Partnership Mandatory Conversion Right, the time immediately prior to the close of business on the date on which the Partnership transmits a Partnership Mandatory Conversion Notice to the holders of the Class B Convertible Preferred Units.

“Class B Convertible Preferred Unit Director” has the meaning assigned to such term in Section 5.10(b)(v)(C).

“Class B Convertible Preferred Unit Distribution Payment Date” has the meaning assigned to such term in Section 5.10(b)(ii)(A).

“Class B Convertible Preferred Unit Distribution Payment Default” means any time the Cumulative Class B Convertible Preferred Unit Arrearage as of the end of a Quarter is equal to or greater than the product of four (4) and the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate.

“Class B Convertible Preferred Unit Issue Date” means May 22, 2012.

“Class B Convertible Preferred Unit Liquidation Value” has the meaning assigned to such term in Section 5.10(b)(iv).

“Class B Convertible Preferred Unit Subscription Agreement” means the subscription agreement between the Partnership and certain Persons, dated May 11, 2012, set forth on Schedule I hereto.

“Class B Per Unit Purchase Price” means $9.00 per Class B Convertible Preferred Unit.

“Common Unit” means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to a Subordinated Unit or a Class B Convertible Preferred Unit, in each case prior to its conversion into a Common Unit pursuant to the terms hereof.

“Conversion Ratio” has the meaning assigned to such term in Section 5.10(b)(ix)(A).

“Conversion Price” has the meaning assigned to such term in Section 5.10(b)(ix)(A).

“Cross Default” means a default by the Partnership under any credit facility if such default (a) is caused by a failure to pay principal of, or any interest or premium on, outstanding indebtedness under the credit facility (other than non-recourse indebtedness of any subsidiary) prior to the expiration of any grace period for payment of such indebtedness permitted by such credit facility, or (b) results in the acceleration of the outstanding indebtedness under the credit facility prior to its maturity, and in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates to $25 million or more; provided, however, that to the extent any default by the Partnership under a credit facility is waived, such default shall not be a Cross Default.

“Cumulative Class B Convertible Preferred Unit Arrearage” means, with respect to any Class B Convertible Preferred Unit, as of the end of any Quarter, the excess, if any, of

(a) the sum resulting from adding together the Class B Convertible Preferred Unit Arrearage as to such Class B Convertible Preferred Unit for each Quarter ending on or before the last day of such Quarter over

(b) the sum of

(i)  the sum of any distributions theretofore made pursuant to Section 5.10(b)(ii)(A)(y) (including any distributions to be made in respect of the last of such Quarters) with respect to such Class B Convertible Preferred Unit and

(ii)  the excess, if any, of

(A) the sum of all amounts previously distributed with respect to each Class B Convertible Preferred Unit pursuant to Section 6.3 over

(B) the Class B Per Unit Purchase Price.

“Excess Amount” has the meaning assigned to such term in Section 5.10(b)(xiii)(C).

“Fair Market Value” means of securities shall be determined as follows: securities that are listed on the consolidated tape and are freely transferable shall be valued at fair market value at their last sales price on the consolidated tape on the date of determination or, if no sales occurred on such day, at their last sales price on the most recent session at which such securities were traded.  Securities traded over the counter which are freely transferable shall be valued at the last “Bid” price at the close of business on such day and if sold short at the last “asked” price at the close of business on such day.  The Fair Market Value of all other assets or securities shall be determined by the Board of Directors in good faith, whose determination shall be conclusive.

“Financial Indebtedness” means for any Person (the “debtor”), any liability of the debtor (a) for principal, interest or any other sum payable in respect of any moneys borrowed or raised by the debtor; (b) under any loan stock, bond, note or other security issued by the debtor; (c) under any acceptance credit, guarantee or letter of credit facility made available to the debtor; (d) under a financial lease, a deferred purchase consideration arrangement or any other agreement having the commercial effect of a borrowing or raising of money by the debtor; (e) under any interest or currency swap or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount; or (f) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another Person which would fall within (a) to (e) if the references to the debtor referred to the other Person.

“Fleet Vessels” means all of the vessels from time to time wholly owned by the Partnership and its Subsidiaries.

“Holder Conversion Notice” has the meaning assigned to such term in Section 5.10(b)(ix)(B).

“Holder Conversion Right” has the meaning assigned to such term in Section 5.10(b)(ix)(A).

“Market Value” means, in respect of each Fleet Vessel, the market value thereof determined from time to time, with or without physical inspection of the relevant Fleet Vessel, on the basis of a sale for prompt delivery for cash on normal arm’s-length commercial terms as between a willing seller and a willing buyer, free of any existing charter or other contract of employment and after deducting the estimated amount of the usual and reasonable expenses which would be incurred in connection with the sale.

“Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate” means for the initial distribution payable on the Class B Convertible Preferred Units for the period between May 22, 2012 and June 30, 2012 which will be paid on approximately August 10, 2012, $0.26736 per Class B Convertible Preferred Unit.  For every period thereafter beginning on July 1, 2012 through May 22, 2022, $0.21375 per Quarter per Class B Convertible Preferred Unit (equal to a 9.5% annual distribution rate), subject to adjustment in the cases where clause (i) and/or clause (ii) applies (for the avoidance of doubt, if both clause (i) and clause (ii) apply, both adjustments shall be made); or (b) for periods subsequent to May 22, 2022, a rate that is 1.25 times the then applicable distribution rate payable on the Class B Convertible Preferred Units as of the close of business on May 22, 2022 and on each subsequent Class B Convertible Preferred Unit Distribution Payment Date, the then applicable distribution rate payable shall increase to a rate that is 1.25 times the then applicable distribution rate payable on the Class B Convertible Preferred Units as in effect as of the close of business on the day immediately preceding such distribution payment date, until the Class B Convertible Preferred Units are no longer outstanding, subject to adjustment in the cases where clause (i) and/or clause (ii) applies, in all cases, whether or not actually declared by the Board of Directors.

(i)           In the event the Partnership experiences a Change of Control, a rate that is 1.25 times the then applicable distribution rate payable on the Class B Convertible Preferred Units as of the close of business on the day immediately preceding the occurrence of a Change of Control;

(ii)           Upon the occurrence of a Cross Default or a Class B Convertible Preferred Unit Distribution Payment Default, a rate that is 1.25 times the then applicable distribution rate payable on the Class B Convertible Preferred Units as of the close of business on the day immediately preceding the Cross Default or Class B Convertible Preferred Unit Payment Default, as applicable, and on each subsequent Class B Convertible Preferred Unit Distribution Payment Date, the then applicable distribution rate payable shall increase to a rate that is 1.25 times the then applicable distribution rate payable on the Class B Convertible Preferred Units as in effect as of the close of business on the day immediately preceding such distribution payment date, until the Cross Default or Class B Convertible Preferred Unit Distribution Payment Default is cured (at which time the rate shall equal the rate in effect prior to any adjustment pursuant to this clause (ii)) or the Class B Convertible Preferred Units are no longer outstanding;

provided, that, notwithstanding anything herein to the contrary, the applicable distribution rate for the Class B Convertible Preferred Units shall not at any time exceed $0.33345 (equal to 1.56 times the distribution rate of $0.21375).

“Non-Cash Consideration” has the meaning assigned to such term in Section 5.10(b)(xii)(A).

“Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 5% or more of the Outstanding Partnership Securities of any class then Outstanding, all Partnership

Securities owned by such Person or Group in excess of 4.9% of the Outstanding Partnership Securities of such class shall not be voted on any matter and shall not be considered to be Outstanding in the hands of such Person or Group (except for purposes of Section 11.1(b)(iv)) when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, except for purposes of nominating a Person for election to the Board of Directors pursuant to Section 7.3, determining the presence of a quorum or for other similar purposes under this Agreement, and the voting rights of any such Person or Group in excess of 4.9% shall be redistributed pro rata among the other owners of Partnership Securities of the same class holding less than 4.9% of the voting power (such Partnership Securities shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 5% or more of the Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) any Person or Group who acquired 5% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 5% or more of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors, but in each case (x) only in respect of the Partnership Securities so acquired and for so long as such Partnership Securities are beneficially owned by such Person or Group, and (y) only to the extent that voting power in excess of 4.9% held by any such Person or Group would not jeopardize the Partnership’s tax exemption under Section 883 of the Code (or any successor or similar provision of the Code) as determined by the Board of Directors in its sole discretion; provided, that if the Board of Directors, acting alone, makes such determination, it is hereby expressly permitted to amend this Agreement if it is determined to be necessary in order to preserve such tax exemption and then, only to the extent necessary.  For the avoidance of doubt, the Board of Directors has approved the issuance of the Class B Convertible Preferred Units (including the Common Units issued upon conversion thereof) to the Purchasers pursuant to the Class B Convertible Preferred Unit Subscription Agreement in accordance with clause (iii) of the immediately preceding sentence (including the Common Units issued upon conversion thereof), subject to the limitations set forth therein.

“Parity Interests” means any equity interest in the Partnership that, with respect to distributions on such interests or distributions upon liquidation, dissolution or winding up of the Partnership, ranks pari passu with the Class B Convertible Preferred Units.

“Partnership Event” has the meaning assigned to such term in Section 5.10(b)(xii)(A).

“Partnership Mandatory Conversion Event” has the meaning assigned to such term in Section 5.10(b)(ix)(C).

“Partnership Mandatory Conversion Notice” has the meaning assigned to such term in Section 5.10(b)(ix)(E).

“Partnership Mandatory Conversion Right” has the meaning assigned to such term in Section 5.10(b)(ix)(C).

“Partnership Restructure” means any transaction or series of related transactions, or any event, the result of which will be, or is, (i) that more than 75% of the voting power of the Common Units (not including the Class B Convertible Preferred Units) is held by a person or group of persons that are Affiliates of the General Partner; (ii) the Common Units cease to be listed on a U.S. national securities exchange; provided, however, that a delisting resulting solely from the Partnership’s failure to meet the minimum listing standards because of the trading price of the Common Units that cannot be cured using commercially reasonable efforts shall not be considered a Partnership Restructure; (iii) a merger or consolidation approved by the Board of Directors and the General Partner, to the extent such approvals are required; or (iv) a going private transaction of the Partnership, meaning that less than 50% of the Common Units outstanding as of May 22, 2012 are outstanding (provided that for purposes of this clause (iv) Common Units held by the General Partner or any of its Affiliates shall not be considered outstanding).

“Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including Common Units, Class B Convertible Preferred Units, Subordinated Units and Incentive Distribution Rights.

“Percentage Interest” means as of any date of determination (a) as to the General Partner with respect to General Partner Units and as to any Unitholder with respect to Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) below by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or the number of General Partner Units held by the General Partner, as the case may be, by (B) the total number of all outstanding Units and General Partner Units (for purposes of this calculation, the Class B Convertible Preferred Units shall be included based on the number of Common Units into which such Class B Convertible Preferred Units may be converted pursuant to Section 5.10(b)(ix)), and (b) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.5, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

“Preferred Consideration” has the meaning assigned to such term in Section 5.10(b)(xii)(A).

“Pro Rata Portion” means, as of the date of any issuance of Parity Interests, as to any holder of Class B Convertible Preferred Units, the quotient obtained by dividing (A) the number of Class B Convertible Preferred Units held by such holder by (B) the total number of Class B Convertible Preferred Units held by all holders exercising the Right of First Offer provided by Section 5.10(b)(xiv).

“Redemption Date” has the meaning assigned to such term in Section 5.10(b)(xi)(B).

“Redemption Notice” has the meaning assigned to such term in Section 5.10(b)(xi)(D).

“Senior Interest” means any equity interest in the Partnership that, with respect to distributions on such Partnership Interests or distributions upon liquidation of the Partnership, ranks senior to the Class B Convertible Preferred Units.

“Survivor Preferred Security” has the meaning assigned to such term in Section 5.10(b)(xii)(A).

“Total Indebtedness” means the aggregate Financial Indebtedness of the Partnership and its Subsidiaries as stated in the most recent annual audited consolidated or unaudited quarterly financial reports as filed with the Commission.

“Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units, Subordinated Units and Class B Convertible Preferred Units but shall not include (i) General Partner Units (or the General Partner Interest represented thereby) or (ii) the Incentive Distribution Rights.

“Voting Rights Triggering Event” has the meaning assigned to such term in Section 5.10(b)(v)(C).

“VWAP” as of a particular date means the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of a Common Unit.

1.2          Section 4.1 of the LP Agreement is hereby amended to insert the following after the first sentence therein:

Upon the Partnership’s issuance of Class B Convertible Preferred Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person in accordance with Section 5.10(b)(viii).

and further amended to insert the following after the last sentence therein:

Subject to the requirements of Section 5.10(b), the Partners holding Certificates evidencing Class B Convertible Preferred Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Class B Convertible Preferred Units are converted into Common Units pursuant to the terms of Section 5.10(b)(ix).

1.3          Section 5.9(a) of the LP Agreement is hereby amended and restated in its entirety to read as follows:

Section 5.9       Splits and Combinations. (a) Subject to Sections 5.9(d) and 6.4 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage, Cumulative Common Unit Arrearage, the Class B Per Unit Purchase Price, the Class B Convertible Preferred Unit Liquidation Value, the Class B Convertible Preferred Unit Arrearage and the Cumulative Class B

Convertible Preferred Unit Arrearage) or stated as a number of Units are proportionately adjusted.

1.4          Article V of the LP Agreement is hereby amended to add the following as a new Section 5.10, with the current Section 5.10 to be renumbered as Section 5.11:

Section 5.10      Establishment of Class B Convertible Preferred Units.

(a)           Designation and Number.  The Partnership hereby designates and creates a class of Units to be designated as Class B Convertible Preferred Units and consisting of a total of 17,777,778 Class B Convertible Preferred Units, representing a fractional part of the Partnership Interests of all Limited Partners, and having the same rights, preferences and privileges, and subject to the same duties and obligations, as the Common Units, except as set forth in this Section 5.10.  The class of Class B Convertible Preferred Units shall be closed immediately following the Class B Convertible Preferred Unit Issue Date and thereafter no additional Class B Convertible Preferred Units shall be designated, created or issued except (i) with the affirmative vote or written consent of the holders of a majority of the outstanding Class B Convertible Preferred Units, voting as a class based upon one vote per Class B Convertible Preferred Unit or (ii) for the issuance and sale by the Partnership on or before June 1, 2012 of up to an additional $10 million in aggregate Class B Convertible Preferred Units at the Class B Per Unit Purchase Price to a single Person.

(b)           Rights of Class B Convertible Preferred Units.  The Class B Convertible Preferred Units shall have the following rights, preferences and privileges and shall be subject to the following duties and obligations:

(i)         Rank.

The Class B Convertible Preferred Units, with respect to rights to payment of distributions and amounts payable upon liquidation, dissolution or winding up of the Partnership, including distributions from any Capital Surplus, rank (A) senior to all classes of the Partnership’s Common Units, General Partner Units and the Incentive Distribution Rights and to each other class or series of equity securities established after the original issue date of the Class B Convertible Preferred Units that is not expressly made senior to or on parity with the Class B Convertible Preferred Units as to the payment of distributions and/or amounts payable upon liquidation, dissolution or winding up; (B) pari passu with any other class or series of equity securities established after the Class B Convertible Preferred Unit Issue Date that is not expressly subordinated or senior to the Class B Convertible Preferred Units as to the payment of distributions and/or amounts payable upon liquidation, dissolution or winding up; provided, that any such payments of distributions and/or amounts payable upon liquidation, dissolution or winding up are made pro rata among all pari passu classes; and (C) junior to all of the Partnership’s indebtedness and other liabilities with respect to assets available to satisfy claims against the Partnership and the Class B Convertible Preferred Units and each other class or series of equity securities expressly made senior to Class B Convertible Preferred Units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up.  No distribution on, repurchase of, redemption of, or acquisition of any Partnership Securities that rank junior to the Class B Convertible Preferred Units may be authorized, declared or paid by the Board of Directors if there is a Cumulative Class B Convertible Preferred Unit Arrearage until such Cumulative Class B Convertible Preferred Unit Arrearage plus the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate for such Quarter is paid in full.

(ii)         Distributions.

(A)           Pursuant to Article VI of this Agreement but subject to the rights of holders of any Partnership Units ranking senior to the Class B Convertible Preferred Units as to the payment of distributions, the holders of the outstanding Class B Convertible Preferred Units as of an applicable Record Date, which shall be the date that is one week prior to the applicable Class B Convertible Preferred Unit Distribution Payment Date, shall be entitled to receive, when, as and if authorized by the Board of Directors or any duly authorized committee, out of legally available funds for such purpose, (x) first, the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate on each Class B Convertible Preferred Unit and (y) second, any Cumulative Class B Convertible Preferred Unit Arrearage then outstanding, prior to any other distributions made in respect of any other Partnership Interests pursuant to Sections 6.2 or 6.3, in cash.  The Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate shall be payable quarterly when, as and if authorized by the Board of Directors, in equal amounts immediately prior to the payment of any distributions on the Common Units, which is generally expected to be February 10, May 10, August 10 and November 10, or, if any such date is not a Business Day, the next succeeding Business Day (each, a “Class B Convertible Preferred Unit Distribution Payment Date”).

(B)           Any distribution payable on the Class B Convertible Preferred Units for any partial Quarter (other than the initial distribution payable on the Class B Convertible Preferred Units for the period from May 22, 2012 through June 30, 2012) shall equal the product of the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is the total number of days in the Quarter for which the Class B Convertible Preferred Units are entitled to a partial distribution).

(C)           No distribution on the Class B Convertible Preferred Units shall be authorized by the Board of Directors or declared or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization, declaration, payment or setting apart for payment shall be restricted or prohibited by law.

(D)           Notwithstanding the foregoing, distributions with respect to the Class B Convertible Preferred Units shall accumulate as of the Class B Convertible Preferred Unit Distribution Payment Date on which they first become payable whether or not any of the foregoing restrictions in (C) above exist, whether or not there is sufficient Available Cash for the payment thereof and whether or not such distributions are authorized.  A Cumulative Class B Convertible Preferred Unit Arrearage shall not bear interest and holders of the Class B Convertible Preferred Units shall not be entitled to any distributions, whether payable in cash, property or Partnership Interests, in excess of the then Cumulative Class B Convertible Preferred Unit Arrearage plus the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate for such Quarter.

(E)           Notwithstanding anything in this Section 5.10(b)(ii) to the contrary, with respect to Class B Convertible Preferred Units that are converted into Common Units, the holder thereof shall not be entitled to a Class B Convertible Preferred Unit distribution and a Common Unit distribution with respect to the same period, but shall be entitled only to the distribution to be paid based upon the class of Units held as of the close of business on the Record Date for the distribution in respect of such period; provided, however, that the holder of a converted Class B Convertible Preferred Unit shall remain entitled to receive any accrued but unpaid distributions due with respect to such Unit on or as of the prior Class B Convertible Preferred Unit Distribution Payment Date; and provided, further, that if the Partnership exercises the Partnership Mandatory Conversion Right to convert the Class B Convertible Preferred Units pursuant to Section 5.10(b)(ix)(C), then the holders’ rights with respect to the distribution for the Quarter in which the Partnership Mandatory Conversion Notice is received is as set forth in Section 5.10(b)(ix)(F).

(iii)         Issuance of Class B Convertible Preferred Units.

On the Class B Convertible Preferred Unit Issue Date, the Class B Convertible Preferred Units shall be issued by the Partnership pursuant to the authorization of the Board of Directors.

(iv)         Liquidation Value.

(A)           In the event of any liquidation, dissolution or winding up of the Partnership or sale or other disposition of substantially all of the assets of the Partnership, either voluntary or involuntary, the holders of the Class B Convertible Preferred Units shall be entitled to receive, out of the assets of the Partnership available for distribution to Partners after satisfying claims of creditors and making distributions and payments on any Senior Interests, prior and in preference to any distribution of assets of the Partnership to the holders of Common Units or any other class or series of Partnership Interests ranking junior to the Class B Convertible Preferred Units, the sum of (x) the Class B Per Unit Purchase Price, (y) an amount equal to any Cumulative Class B Convertible Preferred Unit Arrearage and (z) the product of (A) the Minimum Quarterly Class

B Convertible Preferred Distribution Rate for a full Quarter and (B) the quotient of (i) the number of days that the Class B Convertible Preferred Units are Outstanding following the close of the last complete Quarter and (ii) 90 (such sum, the “Class B Convertible Preferred Unit Liquidation Value”).

(B)           If upon any such voluntary or involuntary liquidation, dissolution or winding up of the Partnership, the assets of the Partnership legally available for distribution to its Partners are insufficient to pay the Class B Convertible Preferred Unit Liquidation Value, and the corresponding amounts payable on all other Partnership Interests ranking pari passu with the Class B Convertible Preferred Units as to the distribution of assets upon the liquidation, dissolution or winding up of the Partnership, then the holders of the Class B Convertible Preferred Units and all other holders of such pari passu Partnership Interests shall share ratably in any such distribution of assets in proportion to the aggregate amount of the liquidating distributions to which they would otherwise be respectively entitled.

(C)           After payment of the full amount of the Class B Convertible Preferred Unit Liquidation Value, the holders of the Class B Convertible Preferred Units shall have no right or claim to any of the remaining assets of the Partnership.

(D)           None of a consolidation or merger of the Partnership with or into another entity, a merger of another entity with or into the Partnership, a statutory unit exchange by the Partnership or a sale, lease or conveyance of all or substantially all of the Partnership’s property or business shall be considered a liquidation, dissolution or winding up of the affairs of the Partnership.

(v)         Voting Rights.

(A)           The holders of the Class B Convertible Preferred Units shall have voting rights that are identical to the voting rights of the Common Units on an as converted basis and will vote with the Common Units as a single class on all matters with respect to which each Common Unit is entitled to vote; provided, however, that except as provided in Section 5.10(b)(v)(C) below, holders of Class B Convertible Preferred Units shall have no right to vote for, elect or appoint any Director, or to nominate any individual to stand for election or appointment as a Director.  Subject to the exception in the preceding sentence, each reference in this Agreement to a vote of holders of Common Units shall be deemed to be a reference to the holders of Common Units and Class B Convertible Preferred Units on an as converted basis.

(B)           Notwithstanding any other provision of this Agreement, in addition to all other requirements of the Marshall Islands Act, and all other voting rights granted under this Agreement, the affirmative vote or written consent of the holders of at least 75% of the outstanding Class B Convertible Preferred Units, voting separately as a class based upon one vote per Class B Convertible

Preferred Unit, shall be necessary on any matter that adversely affects any of the rights, preferences and privileges of the Class B Convertible Preferred Units (or adversely amends or modifies any of the terms of the Class B Convertible Preferred Units).  Notwithstanding the above, to the extent Capital Maritime & Trading Corp. or any of its Affiliates holds any Class B Convertible Preferred Units at the time of any such vote, its Class B Convertible Preferred Units shall not be included for purposes of such consent or vote.  The General Partner shall be able to amend this Section 5.10(b) without the consent of the holders of the Class B Convertible Preferred Units so long as the amendment does not adversely affect the holders of the Class B Convertible Preferred Units disproportionately in relation to holders of Common Units. Without limiting the generality of the preceding sentence, such adverse effect, amendment or modification includes any action that would:

a.
reduce the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate, change the form of payment of distributions, defer the date from which distributions on the Class B Convertible Preferred Units will accrue and accumulate, cancel accrued, accumulated and unpaid distributions on the Class B Convertible Preferred Units, or adversely change the relative seniority rights of the holders of Class B Convertible Preferred Units as to the payment of distributions in relation to the holders of any other Units or amend this Section 5.10(b)(v);

b.
reduce the amount payable or change the form of payment to the holders of the Class B Convertible Preferred Units upon a Change of Control or the voluntary or involuntary liquidation, dissolution or winding up of the Partnership, or adversely change the relative seniority of the liquidation preferences of the holders of the Class B Convertible Preferred Units to the rights upon liquidation of the holders of any other Units;

c.
make the Class B Convertible Preferred Units redeemable at the option of the Partnership before May 22, 2017, between May 22, 2017 and May 22, 2019 for less than the redemption price of 103% of the Class B Convertible Preferred Unit Liquidation Value or after May 22, 2019 for less than the Class B Convertible Preferred Unit Liquidation Value; or

d.	make the Class B Convertible Preferred Units convertible mandatorily before May 22, 2015 or adversely modify the conditions that must have occurred for such conversion option to be exercised; or

e.	amend any of the provisions set forth in Section 5.10(b)(v)(D) hereof related to the creation of any Senior Interests.

(C)           If there is a Cumulative Class B Convertible Preferred Unit Arrearage resulting from failure to pay the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate for six or more Quarters (a “Voting Rights Triggering Event”), the holders of the Class B Convertible Preferred Units shall have the right to appoint a director to the Board of Directors by the affirmative vote of the holders of a majority of Class B Convertible Preferred Units (the “Class B Convertible Preferred Unit Director”), in each case in accordance with Article VII.  To the extent Capital Maritime & Trading Corp. or any of its Affiliates holds any Class B Convertible Preferred Units at the time of any such vote, its Class B Convertible Preferred Units shall not be included for purposes of such consent or vote.  Additionally, if such Voting Rights Triggering Event exists during the time on and after the Class B Convertible Preferred Units have been outstanding for seven (7) years, then the holders of the Class B Convertible Preferred Units shall have the right to remove and replace each of the Appointed Directors in addition to the director designated as a result of the Voting Rights Triggering Event; provided, that to the extent the appointment of any such Appointed Director by the holders of the Class B Convertible Preferred Units would jeopardize the Partnership’s tax exemption under Section 883 of the Code (or any successor or similar provision of the Code) as determined by the Board of Directors in good faith, any such position shall be filled by the Board of Directors in good faith.  The voting rights arising as a result of a Voting Rights Triggering Event will continue until such time as the Partnership pays, or declares and sets apart for payment, the Cumulative Class B Convertible Preferred Unit Arrearage, at which time the right to have and maintain such Class B Convertible Preferred Unit Director shall cease and the General Partner may remove such Class B Convertible Preferred Unit Director in accordance with the terms of Article VII.  (and the right to appoint the Appointed Directors shall revert to the General Partner).  Notwithstanding the foregoing, neither the General Partner, the Board of Directors, nor any Limited Partner will be required to take any action under this Section 5.10(b)(v) to the extent such action would constitute a breach of a fiduciary duty or obligation to the Partnership under the Marshall Islands Act.  Except for the rights set forth in this Section 5.10(b)(v), holders of Class B Convertible Preferred Units shall have no right to vote for, elect or appoint any Director, or to nominate any individual to stand for election or appointment as a Director.

(D)           The Partnership shall not authorize, create or issue any Senior Interests (or amend the provisions of any existing class of Partnership Securities to make such class of Partnership Securities a class of Senior Interests) without the affirmative vote or written consent of the holders of at least 75% of the outstanding Class B Convertible Preferred Units, voting separately as a class based upon one vote per Class B Convertible Preferred Unit.

(vi)         Non-Wholly Owned Subsidiaries.  The Partnership shall not transfer or permit the transfer of any Partnership assets owned as of May 22, 2012 to any Subsidiaries that are not wholly owned (other than directors’ qualifying shares) at such time and that do not continue to be so wholly owned nor authorize the formation of any Subsidiary or permit any such Subsidiary to exist that is not so wholly owned unless (i) such Subsidiary is buying, building or otherwise acquiring new assets, (ii) the capital structure of such Subsidiary consists at all times of only secured debt, unsecured debt incurred by the Subsidiary in conformity with Section 5.10(b)(vii) and a single class of equity, (iii) the transfer (and any series of related transfers) does not exceed $25 million or (iv) the transfer is approved by the affirmative vote or written consent of the holders of at least 75% of the outstanding Class B Convertible Preferred Units, voting separately as a class based upon one vote per Class B Convertible Preferred Unit.

(vii)         Issuance of Unsecured Debt.  For as long as any Class B Convertible Preferred Unit remains outstanding, neither the Partnership nor any Subsidiary may issue unsecured Financial Indebtedness unless, following such issuance of unsecured Financial Indebtedness, the ratio of Total Indebtedness less cash and cash equivalents to the aggregate Market Value of all the Fleet Vessels is less than or equal to 0.75:1; provided, that the conditions set forth in this Section 5.10(b)(vii) may be waived by the affirmative vote or written consent of the holders of a majority of the outstanding Class B Convertible Preferred Units, voting separately as a class, based upon one vote per Class B Convertible Preferred Unit.

(viii)         Certificates.

(A)           The Class B Convertible Preferred Units shall be evidenced by Certificates in a form substantially similar to Exhibit B hereto and, subject to the satisfaction of any applicable legal, regulatory and contractual requirements, may be assigned or transferred in a manner identical to the assignment and transfer of other Units; unless and until the General Partner determines to assign the responsibility to another Person, the General Partner will act as the registrar and transfer agent for the Class B Convertible Preferred Units.  The Certificates evidencing Class B Convertible Preferred Units shall be separately identified and shall not bear the same CUSIP number as the Certificates evidencing Common Units.

(B)           The Certificate(s) representing the Class B Convertible Preferred Units may be imprinted with a legend in substantially the following form:

“THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE

“SECURITIES ACT”) AND ARE SUBJECT TO THE TERMS OF THE SECOND AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT OF CAPITAL PRODUCT PARTNERS L.P., AS AMENDED.  THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF CAPITAL PRODUCT PARTNERS L.P. THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER OR (B) CAUSE CAPITAL PRODUCT PARTNERS L.P. TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED).  CAPITAL GP L.L.C., THE GENERAL PARTNER OF CAPITAL PRODUCT PARTNERS L.P., MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF CAPITAL PRODUCT PARTNERS L.P. BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED).  THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.”

(ix)         Conversion Rights.

(A)           Notwithstanding any other provision of this Agreement to the contrary, holders of the Class B Convertible Preferred Units shall have the right to convert all or a portion of such Class B Convertible Preferred Units at any time and from time to time into Common Units at an initial conversion rate of one Common Unit per one Class B Convertible Preferred Unit (the “Conversion Ratio”), equivalent to an initial conversion price equal to the Class B Per Unit Purchase Price per Common Unit (the “Conversion Price”), at any time prior to the close of business on the business day immediately preceding conversion (the “Holder Conversion Right”). The Conversion Ratio (and the Conversion Price) shall be adjusted upon the occurrence of certain events as set forth in Section 5.10(b)(xiii).

(B)           In order to exercise the Holder Conversion Right, the holder of any Class B Convertible Preferred Unit to be converted shall surrender the Certificate representing such Class B Convertible Preferred Unit, duly endorsed or assigned to the Partnership or in blank, at any office or agency of the Partnership maintained for that purpose (which may be the Transfer Agent), accompanied by a duly signed notice (a “Holder Conversion Notice”) substantially in the form provided in Exhibit C hereto, stating that the holder of Class B Convertible Preferred Units elects to convert the Class B Convertible Preferred Units represented by such Certificate, or, if less than the entire number of Class B Convertible Preferred Units represented by such Certificate are to be converted, the number of such Class B Convertible Preferred Units to be converted.  Any such delivery of Certificates and the Holder Conversion Notice shall be irrevocable.  Only whole numbers of Class B Convertible Preferred Units may be converted.

(C)           Commencing on May 22, 2015 (i) in the event the 30-day VWAP and the daily VWAP of the Common Units on the National Securities Exchange on which the Common Units are listed or admitted to trading exceeds 130% of the then applicable Conversion Price for at least 20 Trading Days out of the 30 consecutive Trading Day period used to calculate the 30-day VWAP (the “Partnership Mandatory Conversion Event”), the Partnership (acting pursuant to direction and approval of the Conflicts Committee (following consultation with the full Board of Directors)), shall have the right to convert the Class B Convertible Preferred Units then outstanding in whole or in part into Common Units at the then-applicable Conversion Ratio (the “Partnership Mandatory Conversion Right”).

(D)           Any Common Units delivered as a result of conversion pursuant to this Section 5.10(b)(ix) shall be validly issued, fully paid and non-assessable, free and clear of any liens, claims, rights or encumbrances other than those arising under the Marshall Islands Act, applicable securities laws or this Agreement, or created by the holders thereof.  Immediately following any conversion, the rights of the holders of converted Class B Convertible Preferred Units, including any accrual of distributions, shall cease and the Persons entitled to receive the Common Units upon the conversion of Class B Convertible Preferred Units shall be treated for all purposes as having become the owners of such Common Units; provided, however, that such holder shall be entitled to receive any accrued but unpaid distributions due with respect to such Unit on or as of the prior Class B Convertible Preferred Unit Distribution Payment Date.

(E)           In order to exercise the Partnership Mandatory Conversion Right, the Partnership shall give written notice (a “Partnership Mandatory Conversion Notice”) to each holder of Class B Convertible Preferred Units substantially in the form of Exhibit D attached hereto stating that the Partnership Mandatory Conversion Event has occurred, and the Partnership elects to force conversion of such Class B Convertible Preferred Units pursuant to Section 5.10(b)(ix)(C).  Such notice shall state therein (i) the number of Class B

Convertible Preferred Units to be converted and (ii) the Partnership’s computation of the number of Common Units to be received by the holder in connection with the Class B Convertible Preferred Unit Conversion Date. In addition, if a holder does not provide written notice to the Partnership of the name or names in which such holder wishes the Certificate(s) for Common Units to be issued within three Trading Days after the Partnership Mandatory Conversion Notice is given, then the Certificate(s) for Common Units shall be issued to the Record Holder of such Class B Convertible Preferred Units.

(F)           If the Class B Convertible Preferred Unit Conversion Date with respect to a Class B Convertible Preferred Unit occurs during the period from the close of business on any Record Date next preceding any Class B Convertible Preferred Unit Distribution Payment Date to the opening of business on such distribution date, the distribution payable in respect of a Class B Convertible Preferred Unit on such Class B Convertible Preferred Unit Distribution Payment Date shall be paid to the holder of such Class B Convertible Preferred Unit on the applicable Record Date, notwithstanding that the Class B Convertible Preferred Unit Conversion Date with respect to such Class B Convertible Preferred Unit has occurred.  If the Class B Convertible Preferred Unit Conversion Date with respect to a Class B Convertible Preferred Unit occurs prior to a Record Date for distributions on the Class B Convertible Preferred Units, such Class B Convertible Preferred Unit will, as provided below, have been deemed transferred to the Partnership and cancelled on such Class B Convertible Preferred Unit Conversion Date, and therefore no distribution in respect of a Class B Convertible Preferred Unit will be made on the cancelled Class B Convertible Preferred Unit on the related distribution date, whether or not the Partnership has yet delivered to the holder of such Class B Convertible Preferred Units the Certificates representing Common Units deliverable upon the conversion; provided, that for the avoidance of doubt, holders of Class B Convertible Preferred Units converted into Common Units pursuant to the Partnership Mandatory Conversion Right shall be entitled to receive any distribution on the converted Common Units for the Quarter in which the Partnership Mandatory Conversion Notice is received and any accrued but unpaid distributions due with respect to such Units on or as of the prior Class B Convertible Preferred Unit Distribution Payment Date.

(G)           Any Class B Convertible Preferred Units being converted shall be deemed to have been converted on the Class B Convertible Preferred Unit Conversion Date, and at such time the rights of the holder of such Class B Convertible Preferred Units as holder of Class B Convertible Preferred Units shall cease, including any rights under this Agreement, except such Person shall continue to be owed any accrued but unpaid distributions due with respect to such Class B Convertible Preferred Units on or as of the prior Class B Convertible Preferred Unit Distribution Payment Date, shall continue to be a Limited Partner and shall have the right to receive Common Units from the Partnership upon conversion for such Class B Convertible Preferred Units in accordance with this Section 5.10(b)(ix), and such Class B Convertible Preferred Units shall, upon the

Class B Convertible Preferred Unit Conversion Date, be deemed to be transferred to, and cancelled by, the Partnership.  Within three Trading Days after the Class B Convertible Preferred Unit Conversion Date, the Partnership shall deliver to the Transfer Agent, for delivery to the holder of Class B Convertible Preferred Units being converted, a Certificate or Certificates for the number of Common Units deliverable upon conversion, together with payment in lieu of any fraction of a Common Unit, if any, as provided in Section 5.10(b)(ix)(I) below.  Upon surrender of Certificates representing the converted Class B Convertible Preferred Units, duly endorsed and accompanied by a Holder Conversion Notice, at any office or agency of the Partnership maintained for that purpose (which may be the Transfer Agent), such Certificate(s) for Common Units shall be registered in the name of the holder of the Class B Convertible Preferred Units surrendered for conversion, unless such holder specifies a later date within three Trading Days after the Class B Convertible Preferred Unit Conversion Date.  Holders of Class B Convertible Preferred Units, in their capacity as such, have no rights in respect of Common Units unless and until the Class B Convertible Preferred Units are converted and Common Units registered in the name of the holder have been issued.  If a Record Date for distributions in respect of Common Units occurs between the Class B Convertible Preferred Unit Conversion Date and the date on which Common Units issued upon conversion of Class B Convertible Preferred Units are registered in the name of the holder of such converted Class B Convertible Preferred Units, the Partnership shall (i) with respect to such distribution to be made with respect to the Common Unit deliverable by the Partnership with respect to such conversion, forward such distribution with respect to such Common Units to the Person surrendering such Class B Convertible Preferred Units for conversion at the address reflected on the records of the Transfer Agent, or as shown on the Holder Conversion Notice, and (ii) with respect to a Record Date for voting or consent of Common Units, provide the holder of Class B Convertible Preferred Units surrendering such Class B Convertible Preferred Units for conversion a proxy enabling such holder of Class B Convertible Preferred Units to vote or consent with respect to the vote or consent of such Common Units for the matters related to such Record Date.

(H)           The Partnership shall pay any and all issue, documentary, stamp and other taxes, excluding any income, capital gain, franchise or similar taxes, that may be payable in respect of any issue or delivery of Common Units upon conversion of, or payment of distributions on, Class B Convertible Preferred Units pursuant hereto. However, the holder of any Class B Convertible Preferred Units shall pay any tax that is due because the Common Units issuable upon conversion thereof or distribution payment thereon are issued in a name other than such holder’s name.

(I)           No fractional Common Unit shall be delivered upon conversion of any Class B Convertible Preferred Units.  If more than one Certificate representing Class B Convertible Preferred Units shall be surrendered for conversion with the same Class B Convertible Preferred Unit Conversion Date by the same holder of Class B Convertible Preferred Units, the number of full

Common Units which shall be deliverable upon conversion thereof shall be computed on the basis of the aggregate number of whole Class B Convertible Preferred Units so surrendered.  Instead of any fractional Common Unit which would otherwise be issuable upon conversion of any Class B Convertible Preferred Units, the Partnership shall calculate and pay a cash adjustment in respect of such fraction (calculated with respect to a Common Unit to seven decimal places and rounded down to six decimal places) in an amount equal to the same fraction of the Closing Price on the Class B Convertible Preferred Unit Conversion Date (or, if such day is not a Trading Day, on the Trading Day immediately preceding such day), or at the Partnership’s option, the Partnership may round the number of Common Units delivered up to the next higher whole Common Unit.

(x)         Limitations on Transfer.   All Class B Convertible Preferred Units and Common Units that have resulted from the conversion of a Class B Convertible Preferred Unit pursuant to Section 5.10(b)(ix) will be subject to restrictions and limitations on transfer set forth in Section 4.08 of the Class B Convertible Preferred Unit Subscription Agreement.

(xi)         Optional Redemption.

(A)           The Class B Convertible Preferred Units may not be redeemed at the option of the Partnership prior to May 22, 2017.  The Partnership may redeem the Class B Convertible Preferred Units, in whole or in part, at the option of the Partnership, (1) on or after May 22, 2017 but before May 22, 2019 at the redemption price of 103% of the Class B Convertible Preferred Unit Liquidation Value per unit and (2) on or after May 22, 2019 at the Class B Convertible Preferred Unit Liquidation Value per unit as of the Redemption Date.

(B)           On and after any date fixed for redemption (the “Redemption Date”), provided that the Partnership has made available at the office of the Transfer Agent a sufficient amount of funds to effect the redemption, distributions will cease to accrue on the Class B Convertible Preferred Units called for redemption, such units shall no longer be deemed to be outstanding and all rights of the holders of such units as holders of Class B Convertible Preferred Units shall cease except the right to receive the cash deliverable upon such redemption, without interest from the Redemption Date.

(C)           In the event of a redemption of only a portion of the then outstanding Class B Convertible Preferred Units, the Partnership shall effect such redemption on a pro rata basis.

(D)           With respect to a redemption pursuant hereto, the Partnership will send a written notice of redemption by first class mail to each holder of record of Class B Convertible Preferred Units, not fewer than 15 days nor more than 60 days prior to the Redemption Date at its registered address (the “Redemption Notice”); provided, however, that no failure to give such notice nor any deficiency therein shall affect the validity of the procedure for the redemption of any Class B Convertible Preferred Units to be redeemed except as to the holder or holders to whom the Partnership has failed to give said notice or except as to the holder or holders whose notice was defective. The Redemption Notice shall state:

a.	the redemption price;

b.
whether all or less than all the outstanding units of the Class B Convertible Preferred Units are to be redeemed and the total number of units of the Class B Convertible Preferred Units being redeemed;

c.	the Redemption Date;

d.
that the holder is to surrender to the Partnership, in the manner, at the place or places and at the price designated, his Certificate or Certificates representing the Class B Convertible Preferred Units to be redeemed; and

e.	that distributions on the Class B Convertible Preferred Units to be redeemed shall cease to accumulate on such Redemption Date unless the Company defaults in the payment of the redemption price.

(E)           Each holder of Class B Convertible Preferred Units shall surrender the Certificate or Certificates representing such units of Class B Convertible Preferred Units to the Partnership in the manner and at the place designated in the Redemption Notice, and on the Redemption Date, the full redemption price for such units shall be payable in cash to the person whose name appears on such Certificate or Certificates as the owner thereof, and each surrendered Certificate shall be canceled and retired. In the event that less than all of the units represented by any such Certificate are redeemed, a new Certificate shall be issued representing the unredeemed units.

(F)           In the event the Partnership defaults in the payment of the redemption price, the Class B Convertible Preferred Units that were called for redemption shall remain outstanding and continue to accumulate the Minimum Quarterly Class B Convertible Preferred Unit Distribution Rate.

(xii)         Change of Control; Partnership Restructure.

(A)           Mixed Consideration.  Subject to subsection (B) below, prior to the consummation of any Change of Control or Partnership Restructure in which the holders of Common Units are to receive securities or a combination of securities, cash or other assets (a “Partnership Event”), the Partnership shall make appropriate provision to ensure that the holders of Class B Convertible Preferred Units will have the right to receive in such Partnership Event, for each Class B

Convertible Preferred Unit, consideration, in the form and ratios set forth below, (the “Preferred Consideration”) having an aggregate Fair Market Value equal to the greater of (x) the Class B Convertible Preferred Unit Liquidation Value and (y) the Fair Market Value of the consideration that would be received if the holder converted its Class B Convertible Preferred Units to Common Units immediately prior to such Partnership Event (valuing any non-cash consideration to be received by the holders of the Common Units at its Fair Market Value) (for example, for purposes of this calculation, a transaction value of $500 million with $300 million of cash consideration and $200 million of consideration in the form of securities will be considered a $500 million transaction and the portion of such aggregate consideration equal to the aggregate Preferred Consideration shall be allocated to the holders of the Class B Convertible Preferred Units prior to any allocation to the holders of Common Units).   If the consideration is a combination of cash (“Cash Consideration”) and securities or other assets (“Non-Cash Consideration”), the ratio between the Fair Market Value of the Cash Consideration to the Fair Market Value of the Non-Cash consideration to be received by the holders of Common Units shall be equivalent to the ratio of the Fair Market Value of the Cash Consideration to the Fair Market Value of the Non-Cash Consideration to be received by the holders of Class B Convertible Preferred Units (for example, if the holders of Common Units are to receive consideration having an aggregate Fair Market Value of $9.00 and the holders of Class B Convertible Preferred Units are to receive consideration having an aggregate Fair Market Value of $12.00 and holders of Common Units are to receive $3.00 in cash, the holders of the Class B Convertible Preferred Units shall receive $4.00 in cash).  If all or a portion of the Non-Cash Consideration to be received by the holders of Common Units is in the form of an equity security issued by the Person surviving or resulting from such Partnership Event, the holders of the Class B Convertible Preferred Units shall receive a proportionate amount of its total consideration in a preferred security with a liquidation value equaling its Non-Cash Consideration issued by the Person surviving or resulting from such Partnership Event and containing provisions substantially equivalent to the provisions set forth in this Section 5.10 without abridgement, including substantially equivalent powers, preferences, rights to distributions, rights to accumulation and compounding upon failure to pay distributions and relative participating or other rights and the qualifications, limitations or restrictions thereon, that the Class B Convertible Preferred Unit had immediately prior to such Partnership Event (the “Survivor Preferred Security”).  The Fair Market Value of any Non-Cash Consideration shall be determined as of the date of the transaction or event giving rise to the Partnership Event.  For any holder of Class B Convertible Preferred Units that receives Survivor Preferred Securities, the Conversion Price in effect at the time of the effective date of such Partnership Event shall be proportionately adjusted so that the conversion of a unit of a Survivor Preferred Security after such time shall entitle the holder to the number of securities and/or amount of other assets that such holder would have been entitled to receive immediately following such Partnership Event if such holder’s Class B Convertible Preferred Units had been converted into Common Units immediately prior to such Partnership Event.  Subsequent adjustments to the conversion price of the Survivor Preferred Security shall be made successively whenever any event described in Section 5.10(b)(xiii) or this Section 5.10(b)(xii) shall occur.  Notwithstanding the foregoing, the Partnership may consummate a Partnership Event without making appropriate provision to ensure that the holders of Class B Convertible Preferred Units receive a Survivor Preferred Security and/or cash consideration in such Partnership Event with the prior affirmative vote or written consent of the holders of at least 75% of the outstanding Class B Convertible Preferred Units, voting separately as a class, based upon one vote per Class B Convertible Preferred Unit; provided, however, that to the extent Capital Maritime & Trading Corp. or any of its Affiliates holds any Class B Convertible Preferred Units at the time of any such vote, its Class B Convertible Preferred Units shall not be included for purposes of such consent or vote.  Upon the issuance of Survivor Preferred Securities to the applicable Unitholder pursuant to this Section 5.10(b)(xii), all rights under the exchanged Class B Convertible Preferred Unit shall cease, and such Unitholder shall be treated for all purposes as the Record Holder of such Survivor Preferred Securities.

(B)           Cash Consideration.  Prior to the consummation of any Change of Control or Partnership Restructure in which the holders of Common Units are to receive cash consideration exclusively as a result thereof (a “Cash Event”), the Partnership shall make appropriate provision to ensure that the parties to such Cash Event enter into documentation that provides that each outstanding Class B Convertible Preferred Unit shall receive the greater of the Class B Convertible Preferred Unit Liquidation Value and the cash consideration to be received if the holder converted its Class B Convertible Preferred Units to Common Units immediately prior to such Cash Event.  Upon the payment of cash consideration to the applicable Unitholder pursuant to this Section 5.10(b)(xii), all rights under the exchanged Class B Convertible Preferred Unit shall cease, and each holder of such Class B Convertible Preferred Units shall cease to have any rights with respect to the units except for the right to receive such cash consideration.

(xiii)         Distributions, Combinations and Subdivisions; Other Adjustments.

  The Conversion Ratio (and the Conversion Price) shall be subject to adjustment from time to time hereafter solely for purposes of applying Section 5.10(b)(ix)(A), as follows; it being intended that such adjustments to the Conversion Ratio (and the Conversion Price) are to be made in order to avoid unintended dilution or anti-dilution as a result of certain transactions in which Common Units are issued, redeemed or exchanged without a corresponding issuance, redemption or exchange of Class B Convertible Preferred Units:

(A)           In case the Partnership shall, at any time or from time to time prior to conversion of all Class B Convertible Preferred Units, (1) make a distribution on the outstanding Common Units, in Common Units, (2) split or subdivide the outstanding Common Units into a larger number of Common Units, (3) effect a reverse unit split or otherwise combine the outstanding Common Units into a smaller number of Common Units, or (4) issue by reclassification of the Common Units into any units of Partnership Interests, then, and in each such case, the Conversion Ratio (and the Conversion Price) in effect immediately prior to such event or the Record Date therefor, whichever is earlier, shall be adjusted so that the holder of any Class B Convertible Preferred Units thereafter surrendered for conversion shall be entitled to receive the Common Units that such holder would have been entitled to receive after the happening of any of the events described above, had such Class B Convertible Preferred Units been converted immediately prior to the happening of such event or the Record Date therefor, whichever is earlier. An adjustment made pursuant to this Section 5.10(b)(xiii)(A) shall become effective (1) in the case of any such distribution, immediately after the close of business on the Record Date for the determination of holders of Common Units entitled to receive such distribution, or (2) in the case of any such subdivision, reclassification, reverse unit split or combination, at the close of business on the day upon which such action becomes effective.

(B)           In case the Partnership shall, at any time or from time to time prior to conversion of all Class B Convertible Preferred Units, declare, order, pay or make a distribution (including any distribution of units or other securities or property or rights or warrants to subscribe for securities of the Partnership entitling holders thereof to subscribe for or purchase such securities at a price per unit less than the fair market value of such securities, by way of distribution or spin-off) on its Common Units, other than regular and customary quarterly distributions by the Partnership of Available Cash, then, and in each such case, the Conversion Ratio (and the Conversion Price) shall be adjusted so that the holder of each Class B Convertible Preferred Unit shall be entitled to receive, upon the conversion thereof, the number of Common Units determined by multiplying (1) the applicable Conversion Ratio on the day immediately prior to the Record Date fixed for the determination of Common Unit holders entitled to receive such distribution by (2) a fraction, the numerator of which shall be the 30-day VWAP per Common Unit on such Record Date, and the denominator of which shall be such 30-day VWAP per Common Unit on such Record Date less the fair market value (as determined in good faith by resolution of the Board of Directors) of such distribution allocable to one Common Unit.  An adjustment made pursuant to this Section 5.10(b)(xiii)(B) shall be made upon the opening of business on the next Business Day following the date on which any such distribution is made and shall be effective retroactively immediately after the close of business on the Record Date fixed for the determination of Common Unit holders entitled to receive such distribution.

(C)           In case the Partnership shall, at any time or from time to time prior to conversion of all Class B Convertible Preferred Units, make a tender offer or exchange offer for Common Units at a price per Common Unit greater than the 30-day VWAP per Common Unit as of the date of such repurchase (the number of Common Units so repurchased, multiplied by the amount by which such price per Common Unit exceeds the 30-day VWAP per Common Unit as of such date, being referred to in this Section 5.10(b)(xiii)(C) as the “Excess

Amount”), then, and in each such case, the Conversion Ratio (and the Conversion Price) shall be adjusted, in accordance with the applicable provisions of Sections 5.10(b)(xiii)(A) and 5.10(b)(xiii)(B) above, as if, in lieu of such repurchase, the Partnership had made a distribution of property having a fair market value (as determined in good faith by resolution of the Board of Directors) equal to the Excess Amount, with such distribution made to holders of Common Units (including holders of Common Units so repurchased) on the date of such repurchase.

(D)           For purposes of this Section 5.10(b)(xiii), the number of Common Units at any time outstanding shall not include any Common Units then owned or held by or for the account of the Partnership.

(E)           In the event the number of Common Units to which a holder is entitled upon conversion of its Class B Convertible Preferred Units is not equal to a whole number, the holder shall be paid (1) that number of Common Units which equals the nearest whole number less than such amount plus (2) an amount of cash which the General Partner determines, in its reasonable discretion, to represent the fair value of the remaining fractional Common Unit which would otherwise be payable to such holder.

(F)           The General Partner shall provide notice to holders of the Class B Convertible Preferred Units following the occurrence of any transaction or event described in this Section 5.10(b)(xiii) that results in an adjustment to the Conversion Ratio (and the Conversion Price) as soon as reasonably practicable following such transaction or event.

(xiv)           Right of First Offer in Parity Interest Issuances.

(A)           Grant of Right of First Offer  Each holder of Class B Convertible Preferred Units shall have a preemptive right to purchase such holder's Pro Rata Portion of any issuance of Parity Interests that the Partnership may, from time to time, propose to offer and sell.

(B)           Notice of Right. In the event the Partnership proposes to undertake an issuance of Parity Interests, it shall give each holder of Class B Convertible Preferred Units written notice of its intention, describing the type of Parity Interests and the price and terms upon which the Partnership proposes to issue the same.  Each holder shall have ten (10) days from the date of delivery of any such notice to agree to purchase up to 100% of such Parity Interests for the price and upon the terms specified in the notice, by delivering written notice to the Partnership and stating therein the quantity of Parity Interests to be purchased.  If the holders in the aggregate desire to purchase more than 100% of the Parity Interests being issued, each such holder's right to purchase the Parity Interests shall be reduced (pro rata based on the percentage of the Parity Interests for which such holder has exercised its right to purchase hereunder compared to all other holders of Class B Convertible Preferred Units who have exercised their right hereunder, but not below such Purchaser’s Pro Rata Interest so that such holders purchase no more than 100% of the Parity Interests being offered and sold.

(C)           Lapse and Reinstatement of Right. The Partnership shall have ninety (90) days following the ten (10) day period described in Section 5.10(b)(xiii)(B) to sell or enter into an agreement (pursuant to which the sale of Parity Securities covered thereby shall be closed, if at all, within thirty (30) days from the date of said agreement) to sell the Parity Securities with respect to which the holders' preemptive right was not exercised, at a price and upon terms no more favorable to the purchasers of such interests than specified in the Partnership's notice relating thereto.  In the event the Partnership has not sold the Parity Interests or entered into an agreement to sell the Parity Interests within said ninety (90) day period (or sold and issued Parity Interests in accordance with the foregoing within thirty (30) days from the date of said agreement), the Partnership shall not thereafter issue or sell any Parity Interests without first offering such securities to the holders of the Class B Convertible Preferred Units in the manner provided above.

(D)           Termination of Right of First Offer. The preemptive right granted in this Section 5.10(b)(xiii) shall expire upon the date on which all Class B Convertible Preferred Units have been redeemed or otherwise converted and are no longer outstanding.

(xv)         No Circumvention.  The Partnership shall not take any action to amend, modify, supplement or otherwise alter the rights and privileges of the holders of Class B Convertible Preferred Units set forth in this Section 5.10 through a merger, consolidation, exchange or otherwise.

1.5          Section 6.2 of the LP Agreement is hereby amended to replace the first paragraph of 6.2(a) with the following:

(a)           During the Subordination Period.  Available Cash with respect to any Quarter or portion thereof within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Sections 6.1 or 6.3, shall, subject to Section 51 of the Marshall Islands Act, be distributed as follows, subject to Section 5.10(b)(ii) in respect of Class B Convertible Preferred Units and except as otherwise required by Section 5.5 in respect of additional Partnership Securities issued pursuant thereto:

1.6          Section 6.2 of the LP Agreement is hereby amended to replace the first paragraph of 6.2(b) with the following:

(b)           After the Subordination Period.  Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Sections 6.1 or 6.3, shall, subject to Section 51 of the Marshall Islands Act, be distributed as follows, subject to Section 5.10(b)(ii) in respect of Class B Convertible Preferred Units and except as otherwise required by Section 5.5(b) in respect of additional Partnership Securities issued pursuant thereto:

1.7          Section 6.3 of the LP Agreement is hereby amended to replace the first sentence with the following:

Section 6.3.       Distributions of Available Cash from Capital Surplus.  Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.1(a) shall, subject to Section 51 of the Marshall Islands Act, be distributed, subject to Section 5.10(b)(ii) in respect of Class B Convertible Preferred Units and unless the provisions of Section 6.1 require otherwise, (i) first, 100% to the Unitholders holding Class B Convertible Preferred Units, Pro Rata, until there has been distributed in respect of each Class B Convertible Preferred Unit then Outstanding an aggregate amount from Capital Surplus equal to the Class B Convertible Preferred Unit Liquidation Value (provided, that the holders of the Class B Convertible Preferred Units may, with the approval of the holders of a majority of the Class B Convertible Preferred Units, elect to waive part or all of any distributions under this clause (i)) and (ii) thereafter, 100% to the General Partner and the Common Unitholders in accordance with their respective Percentage Interests, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price; provided, that for the avoidance of doubt, any amounts of Operating Surplus not distributed as Available Cash shall not be deemed to be Capital Surplus, and shall be carried over to subsequent Quarters as Operating Surplus.

1.8          Section 7.2(a) of the LP Agreement is hereby replaced in its entirety as follows:

(a)           Except as described below with respect to a Voting Rights Triggering Event, the Board of Directors shall consist of eight individuals, three of whom shall be Appointed Directors and five of whom shall be Elected Directors. The Elected Directors shall be divided into three classes: Class I, comprising one Elected Director, Class II, comprising two Elected Directors, and Class III, comprising two Elected Directors.  In the event of a Voting Rights Triggering Event, the Board of Directors shall consist of nine individuals, four of whom shall be Appointed Directors and five of whom shall be Elected Directors.  The members of the Board of Directors shall each hold office until his successor is duly elected or appointed, as the case may be, and qualified, in accordance with subclauses (a)(i) and (a)(ii) below, or until his earlier death, resignation or removal.  Any vacancy among the Appointed Directors shall be filled as if an Appointed Director had resigned, in accordance with Section 7.6. The successors of the initial members of the Board of Directors shall be appointed or elected, as the case may be, as follows:

(i)           Three of the Appointed Directors shall be appointed by the General Partner on the date of the 2010 Annual Meeting and every third succeeding Annual Meeting thereafter;

(ii)           The fourth Appointed Director, if applicable, shall be appointed by the holders of a majority of the outstanding Class B Convertible Preferred Units; and

(iii)           The Class I Elected Director shall be elected at the 2008 Annual Meeting, one Class II Elected Director shall be elected at the 2009 Annual

Meeting and one Class II Elected Director shall be elected in 2011 following the completion of certain transactions, and the Class III Elected Directors shall be elected at the 2010 Annual Meeting, in each case by a plurality of the votes of the Outstanding Common Units (excluding Common Units owned by Capital Maritime & Trading Corp. and its Affiliates) present in person or represented by proxy at the Annual Meeting, with each Outstanding Common Unit having one vote, in each case for a three-year term expiring on the date of the third succeeding Annual Meeting; provided, however, that the Class II Elected Director elected in 2011 shall serve a term equal to the Class II Elected Director elected at the 2009 Annual Meeting.  At each Annual Meeting after the 2010 Annual Meeting, Elected Directors so classified who are elected to replace those whose terms expire at such Annual Meeting shall be elected to hold office until the third succeeding Annual Meeting.

1.9          Section 7.4 of the LP Agreement is hereby replaced in its entirety as follows:

Removal of Members of Board of Directors.  Members of the Board of Directors may only be removed as follows:

(a)           Any Appointed Director appointed by the General Partner may be removed at any time (i) without Cause, only by the General Partner and (ii) with Cause, by the General Partner or by the affirmative vote of the holders of a majority of the Outstanding Units at a properly called meeting of the Limited Partners.

(b)           Any Appointed Director appointed by the holders of the Class B Convertible Preferred Units, if applicable, may be removed at any time without Cause, only by the affirmative decision of the holders of a majority of the Class B Convertible Preferred Units; provided, that if the right of the holders of the Class B Convertible Preferred Units to have and maintain any Appointed Director ceases in accordance with the provisions of Section 5.10(b)(v)(C), any Appointed Director may be removed by the General Partner.

(c)           Any and all of the Elected Directors may be removed at any time, with Cause, only by the affirmative vote of a majority of the other Elected Directors or at a properly called meeting of the Limited Partners only by the affirmative vote of the holders of a majority of the Outstanding Units that are entitled to vote in an election of Elected Directors.

1.10          Section 7.6(a) of the LP Agreement is hereby replaced in its entirety as follows:

(a)           Subject to Section 7.4(b), if any Appointed Director appointed by the General Partner is removed, resigns or is otherwise unable to serve as a member of the Board of Directors, the General Partner shall, in its sole discretion, appoint an individual to fill the vacancy.

1.11          Section 7.6(b), 7.6(c), and 7.6(d) are renumbered to 7.6(c), 7.6(d) and 7.6(e), respectively, and a new 7.6(b) is added as follows:

(b)           If any Appointed Director appointed by the holders of a majority of the Class B Convertible Preferred Units is removed, resigns or is otherwise unable to serve as a member of the Board of Directors, the holders of a majority of the Class B Convertible Preferred Units shall appoint an individual to fill the vacancy.

1.12          Article XII of the LP Agreement is hereby amended to add a new Section 12.8 as follows:

Section 12.8  Class B Convertible Preferred Unit Liquidation Value.  Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Class B Convertible Preferred Units shall have the rights, preferences and privileges set forth in Section 5.10(b)(iv) upon liquidation of the Partnership pursuant to this Article XII.

1.13          The LP Agreement is hereby amended to add Schedule I, Exhibit B, Exhibit C and Exhibit D attached hereto as Schedule I, Exhibit B, Exhibit C and Exhibit D to the LP Agreement.

2.	Miscellaneous.

2.1          All other provisions of the LP Agreement are hereby ratified and confirmed in all respects.

2.2          This Amendment shall be construed in accordance with and governed by the laws of the Republic of the Marshall Islands, without regard to the principles of conflicts of law.

2.3          This Amendment may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Capital Product Partners L.P.
By	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Authorized Person

EXHIBIT B

[FACE OF SECURITY]

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND ARE SUBJECT TO THE TERMS OF THE SECOND AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT OF CAPITAL PRODUCT PARTNERS L.P., AS AMENDED.  THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF CAPITAL PRODUCT PARTNERS L.P. THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER OR (B) CAUSE CAPITAL PRODUCT PARTNERS L.P. TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED).  CAPITAL GP L.L.C., THE GENERAL PARTNER OF CAPITAL PRODUCT PARTNERS L.P., MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF CAPITAL PRODUCT PARTNERS L.P. BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED).  THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

CERTIFICATE EVIDENCING CLASS B CONVERTIBLE PREFERRED UNITS

REPRESENTING LIMITED PARTNER INTERESTS IN

CAPITAL PRODUCT PARTNERS L.P.

No. __________                                                                    __________ Class B Convertible Preferred Units

In accordance with Sections 4.1 and 5.10(b)(viii) of the Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P., as amended, supplemented or restated from time to time (the “Partnership Agreement”), Capital Product Partners L.P., a Marshall Islands limited partnership (the “Partnership”), hereby certifies that                      (the “Holder”) is the registered owner of the number of Class B Convertible Preferred Units set forth above representing limited partner interests in the Partnership (the “Class B Convertible Preferred Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. The rights, preferences and limitations of the Class B Convertible Preferred Units are set forth in, and this Certificate and the Class B Convertible Preferred Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at c/o Capital Ship Management Corp., 3 Iassonos Street, Piraeus, 185 37 Greece. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar, and is transferable only on the books of the Partnership by the holder hereof in person or by a duly authorized attorney upon surrender of this Certificate with a proper endorsement.

Dated:	Capital Product Partners L.P.

Countersigned and Registered by:
By:
as Transfer Agent and Registrar	Authorized Person

By:	By:
Authorized Signature	Secretary

 [REVERSE OF CERTIFICATE]

The Partnership will furnish without charge, within 15 days after receipt of written request therefor, to each unitholder who so requests the powers, designations, preferences and relative participating, optional or special rights of each class or units or series thereof of the Partnership and the qualifications, limitations or restrictions of such preferences and/or rights.  Such request should be addressed to the Partnership or its General Partner.

Each holder shall have the right, at such holder’s option, at any time, to convert all or any portion of such holder’s Class B Convertible Preferred Units into Common Units representing limited partnership interests in the Partnership (the “Common Units”), as provided in the Partnership Agreement.  On or after May 22, 2015, the Partnership may, upon the occurrence and continuation of certain events specified in the Partnership Agreement, at its option, at any time or from time to time, cause all or some of the Class B Convertible Preferred Units to be converted into Common Units, subject to the conditions as provided in the Partnership Agreement.  The preceding description is qualified in its entirety by reference to the Partnership Agreement.

ASSIGNMENT OF CLASS B CONVERTIBLE PREFERRED UNIT
IN CAPITAL PRODUCT PARTNERS L.P.

FOR VALUE RECEIVED, __________ hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)

__________ Class B Convertible Preferred Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                      as its attorney-in-fact with full power of substitution to transfer the same on the books of Capital Product Partners L.P.

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15

(Signature)

(Signature)

No transfer of the Class B Convertible Preferred Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Class B Convertible Preferred Units to be transferred is surrendered for registration or transfer.

EXHIBIT C

Holder Conversion Notice

[Date]

The undersigned hereby elects to convert the number of Class B Convertible Preferred Units (“Class B Convertible Preferred Units”) of Capital Product Partners L.P., a Marshall Islands limited partnership (the “Partnership”), indicated below into common units (“Common Units”) of the Partnership, according to the conditions hereof, as of the date written below. If Common Units are to be issued in the name of a person other than the holder of such Class B Convertible Preferred Units, such holder will pay all transfer taxes payable with respect thereto and will deliver such certificates and opinions as may be required by the Partnership or its transfer agent. No fee will be charged to the holders for any conversion, except for any such transfer taxes.

Date to Effect Conversion:_______________________________________________________

Number of Class B Convertible Preferred Units Owned:________________________________

Number of Class B Convertible Preferred Units to be Converted into Common Units:_________

Number of Common Units to be Issued:____________________________________________

Name in which Certificate for Common Units to be Issued: ____________________________

Address for Delivery:____________________________________________________________

Number of Class B Convertible Preferred Units to be Reissued, if less than all Class B Convertible Preferred Units represented by accompanying Certificate(s) are to be converted:_____________________________________________________________________

[HOLDER]

By:  ________________________________
Authorized Officer:
Title:

EXHIBIT D

Partnership Mandatory Conversion Notice

[Record Holder Addressee]
[Date]

Capital Product Partners L.P., a Marshall Islands limited partnership (the “Partnership”), hereby elects to convert its Class B Convertible Preferred Units (“Class B Convertible Preferred Units”), in the amount provided below, per the records of the Partnership, into common units (“Common Units”) of the Partnership, as of the date written below.

Date to Effect Conversion:_______________________________________________________

Number of Class B Convertible Preferred Units Owned:________________________________

Number of Class B Convertible Preferred Units to be Converted into Common Units:_________

Number of Common Units to be Issued:_____________________________________________

Name in which Certificate for Common Units to be Issued: ____________________________

Address for Delivery:____________________________________________________________

CAPITAL PRODUCT PARTNERS L.P.

By: ______________________________
Authorized Officer:
Title: